     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 1995

                                                     REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             LSI LOGIC CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                1551 MCCARTHY BOULEVARD                94-2712976
(STATE OR OTHER JURISDICTION OF    MILPITAS, CALIFORNIA 95035           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)          (408) 433-8000               IDENTIFICATION NO.)

         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                DAVID E. SANDERS
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             LSI LOGIC CORPORATION
                            1551 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 433-8000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                LARRY W. SONSINI                               EDWARD M. LEONARD
               JUDITH M. O'BRIEN                                GARI L. CHEEVER
       WILSON, SONSINI, GOODRICH & ROSATI                 BROBECK, PHLEGER & HARRISON
            PROFESSIONAL CORPORATION                         TWO EMBARCADERO PLACE
               650 PAGE MILL ROAD                                2200 GENG ROAD
            PALO ALTO, CA 94304-1050                        PALO ALTO, CA 94303-0913
                 (415) 493-9300                                  (415) 424-0160

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

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- -------------------------------------------------------------------------------------------------------
                                                                          PROPOSED
                                                         PROPOSED         MAXIMUM
     TITLE OF EACH CLASS              AMOUNT             MAXIMUM         AGGREGATE        AMOUNT OF
        OF SECURITIES                  TO BE          OFFERING PRICE      OFFERING       REGISTRATION
       TO BE REGISTERED            REGISTERED(1)       PER SHARE(2)       PRICE(2)           FEE
- -------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
  value.......................   5,750,000 shares        $41.125        $236,468,750       $81,542
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

(1) Includes 750,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any. Also includes Preferred Share Purchase Rights associated with the Common Stock.

(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Common Stock as reported on the New York Stock Exchange on June 26, 1995, in accordance with Rule 457(c) promulgated under the Securities Act of 1933.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 27, 1995
PROSPECTUS

                                5,000,000 SHARES

                                     LSI LOGIC CORPORATION
                                  COMMON STOCK

                            ------------------------

     All of the 5,000,000 shares of Common Stock offered hereby are being sold by LSI Logic Corporation
(the "Company").

     The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "LSI." On June 26, 1995, the last reported sale price of the Company's Common Stock on the NYSE was $40.375 per share. See "Price Range of Common Stock."
                            ------------------------

       SEE  "RISK FACTORS" AT PAGE 4 FOR CERTAIN FACTORS RELEVENT TO AN
                INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------
                                       Price to        Underwriting Discounts       Proceeds to
                                        Public           and Commissions(1)         Company(2)
- -----------------------------------------------------------------------------------------------------

Per Share.......................            $                     $                      $
- -----------------------------------------------------------------------------------------------------
Total(3)........................            $                     $                      $
- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $300,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain other conditions. It is expected that delivery of the certificates for the shares of Common Stock will be made at the offices of
Lehman Brothers Inc., New York, New York, on or about July   , 1995.
                            ------------------------

LEHMAN BROTHERS
            MERRILL LYNCH & CO.
                         MONTGOMERY SECURITIES
                                    PRUDENTIAL SECURITIES INCORPORATED
July   , 1995

                             AVAILABLE INFORMATION

     LSI Logic Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed with the Commission (File No. 0-11674) pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended January 1, 1995 filed pursuant to Section 13 of the Exchange Act.

     2. The Company's Definitive Proxy Statement dated March 27, 1995 in connection with the Annual Meeting of Stockholders held May 12, 1995 filed pursuant to Section 14 of the Exchange Act.

     3. The Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 1995 filed pursuant to Section 13 of the Exchange Act.

     4. The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on August 29, 1989 pursuant to Section 12(b) of the Exchange Act.

     5. The description of the Company's Preferred Shares Purchase Rights contained in its Registration Statement on Form 8-A filed with the Commission on November 21, 1988 pursuant to Section 12(a) of the Exchange Act.

     6. All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents which are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be directed to LSI Logic Corporation, Investor Relations, 1551 McCarthy Boulevard, Mail Stop D-105, Milpitas, California 95035, or by calling (408) 433-8585.

                            ------------------------

     The LSI Logic logo and CoreWare are registered trademarks of the Company. All other brand names or trademarks appearing in this Prospectus are the property of their respective holders.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including notes thereto, appearing elsewhere in, or incorporated by reference into, this Prospectus. Unless otherwise indicated, the information contained in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) gives effect to a 2-for-1 stock split in the form of a dividend paid on June 21, 1995 and (iii) reflects the amendment to the Company's Certificate of Incorporation to increase the Company's authorized Common Stock effected in May 1995.

                                  THE COMPANY

     LSI Logic Corporation (the "Company") is a leader in the design, development, manufacture and marketing of high performance application-specific integrated circuits ("ASICs"). The Company uses advanced process technology and computer-aided design methodology to design and develop highly complex ASICs and other integrated circuits. The Company's sub-micron process technologies combined with its product libraries, including CoreWare libraries, provide the Company with the ability to integrate system level solutions on a single chip.

     The Company focuses its product marketing strategy primarily on original equipment manufacturers in the electronic data processing, telecommunications and certain office automation industries and, within these industries, emphasizes digital video, networking, desktop and personal computing and wireless communication applications. The Company increasingly directs its marketing and selling efforts towards a limited number of customers that are acknowledged industry leaders in these markets. The Company's customers include Alcatel NV, AT&T, Cisco Systems, Inc., Compaq Computer Corporation, Digital Equipment Corporation, Hewlett-Packard Company, International Business Machines Corporation, Intel Corporation, Matsushita Electric Industrial Co., Ltd., Newbridge Networks Corporation, Siemens AG, Silicon Graphics, Inc., Sony Corporation ("Sony") and Sun Microsystems, Inc.

                                  THE OFFERING

Common Stock offered by the Company..........  5,000,000 shares
Common Stock to be outstanding after the
  offering...................................  126,406,212 shares(1)
NYSE Symbol..................................  LSI
Use of Proceeds..............................  Capital expenditures and general corporate purposes.
                                               See "Use of Proceeds."

- ---------------

(1) Based on shares outstanding at March 31, 1995. Excludes 9,514,341 shares issuable as of March 31, 1995 upon exercise of options granted under the Company's 1991 Equity Incentive Plan, 1982 Incentive Stock Option Plan and 1986 Directors' Stock Option Plan. Also excludes 11,734,700 shares reserved for issuance upon conversion of the Company's 5 1/2% Convertible Subordinated Notes due 2001.

                                  RISK FACTORS

     In addition to the other information in this Prospectus and incorporated herein by reference, the following factors should be carefully considered in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

     DEPENDENCE ON NEW PROCESS TECHNOLOGIES AND PRODUCTS. The Company believes that its future success depends, in part, on its ability to improve its existing technologies and to develop and implement new process technologies in order to continue to reduce semiconductor die size, improve device performance and manufacturing yields, adapt products and processes to technological changes and adopt emerging industry standards. If the Company is not able to implement new process technologies successfully and achieve volume production of new products at acceptable yields using new manufacturing processes, the Company's operating results will be adversely affected. In addition, the Company must continue to develop and introduce new products that compete effectively on the basis of price and performance and that satisfy customer requirements. New product development often requires long-term forecasting of market trends, development and implementation of new processes and technologies and a substantial capital commitment. The Company intends the CoreWare library elements it offers to be based upon industry standard functions, protocols and interfaces, thereby positioning them to be useful in a wide variety of systems applications. The Company is increasingly emphasizing engineering development and acquisition of CoreWare building blocks and integration of CoreWare libraries into its design capabilities. There can be no assurance, however, that the cores selected for investment of the Company's financial and engineering resources will be developed or acquired in a timely manner or will enjoy market acceptance.

     MANUFACTURING RISKS. Disruption of operations at any of the Company's primary manufacturing facilities, particularly the Company's Japanese facilities, or any of its subcontractors for any reason, including work stoppages, fire, earthquake or other natural disasters, would cause delays in shipments of the Company's products. There can be no assurance that alternate capacity, particularly wafer production capacity, would be available on a timely basis or at all, or that if available, it could be obtained on favorable terms. The Company has been operating most of its manufacturing facilities at or close to capacity during the last year. Although the Company currently has plans to increase its production capacity through the installation of new production equipment at its manufacturing facilities, planned construction of a new fabrication facility in the United States and technology improvements, there is no assurance that the Company will be able to expand its manufacturing capacity to meet expected future demand, which could result in a loss of customers and could materially and adversely affect the Company's operating results. In addition, if demand for the Company's products does not absorb the additional capacity, the increase in fixed costs and operating expenses related to increases in production capacity may materially and adversely affect the Company's operations.

     FLUCTUATIONS IN OPERATING RESULTS. The Company believes that its future operating results will continue to be subject to quarterly variations based upon a wide variety of factors, including the cyclical nature of both the semiconductor industry and the markets addressed by the Company's products, the ability to develop and implement new technologies, the availability and extent of utilization of manufacturing capacity, changes in product mix, fluctuations in manufacturing yields, the timing of new product introductions, price erosion, exchange rate fluctuations and other factors. As a participant in the semiconductor industry, the Company operates in a technologically advanced, rapidly changing and highly competitive environment. The Company predominantly sells custom products to customers operating in a similar environment. Accordingly, changes in the conditions of any of the Company's customers may have a greater impact on the Company than if the Company offered standard products that could be sold to many purchasers. While the Company cannot predict what effect these factors may have on its financial results, the aggregate effect of these and other factors could result in significant volatility in the Company's future performance and stock price. To the extent the Company's performance may not meet expectations published by external sources, public reaction could result in a sudden and significantly adverse impact on the market price of the Company's securities, particularly on a short-term basis.

     COMPETITION. The semiconductor industry in general and the markets in which the Company competes in particular are intensely competitive, exhibiting both rapid technological changes and continued price erosion. The Company's competitors include many large domestic and foreign companies which have substantially greater financial, technical and management resources than the Company, as well as emerging companies attempting to sell products to specialized markets such as those addressed by the Company.

Several major diversified electronics companies, including Fujitsu, Ltd., Toshiba Corporation and NEC Corporation, and a number of United States semiconductor manufacturers, including AT&T, Motorola Inc. and Texas Instruments Incorporated, offer ASIC products or other products which are competitive with the product lines of the Company. In addition, there is no assurance that certain large customers, some of whom have licensed elements of the Company's process and product technologies, will not develop internal design and production operations to produce their own ASICs.

     CAPITAL NEEDS. The semiconductor industry is extremely capital intensive requiring continuing investments in new facilities and equipment. To remain competitive, the Company must continue to expand its facilities and to invest in advanced manufacturing and test equipment. During 1995, the Company expects to make net capital expenditures of approximately $200 to $250 million. The Company currently estimates that the cost to construct and fully equip its proposed new facility as well as to acquire new equipment for existing facilities will require annual capital expenditures in excess of these amounts in each of the next several years. While the Company believes that the proceeds from this offering, together with existing cash balances, cash flow from operations, and available equipment lease financing will be sufficient to meet the Company's liquidity and capital requirements for the next 12 months, there can be no assurance that the Company will not be required to seek other financing sooner or that such financing, if required, would be available on terms satisfactory to the Company. In this regard, any significant adverse effect upon the Company's cash flow from operations could accelerate the Company's need to seek additional outside capital.

     CURRENCY RISKS. In countries in which the Company is conducting business in a local currency, currency exchange fluctuations could adversely affect the Company's revenues and costs. A substantial portion of the costs of the Company's manufacturing operations are denominated in Japanese yen. In addition, the Company purchases a substantial portion of its raw materials and equipment from foreign suppliers and incurs labor costs in foreign locations. A portion of these transactions are denominated in currencies other than in U.S. dollars, principally in Japanese yen. International sales are generally denominated in local currencies. The Company also has borrowings denominated in yen, which totaled approximately 15 billion yen (approximately $172 million at March 31, 1995) and in June 1995 entered into a 15 billion yen lease line under which approximately 6.2 billion yen (approximately $74 million) will have been drawn down by June 30, 1995. Such transactions and borrowings expose the Company to exchange rate fluctuations for the period of time from inception of the transaction until it is settled. In recent years, the yen has fluctuated substantially against the U.S. dollar. However, the Company has entered and will from time to time enter into hedging transactions in order to minimize exposure to currency rate fluctuations. There can be no assurance that such hedging transactions will minimize exposure to currency rate fluctuations or that fluctuations in currency exchange rates in the future will not have an adverse impact on the Company's results of operations.

     CUSTOMER CONCENTRATION. As a result of the Company's strategy to direct its marketing and selling efforts toward selected customers, the Company expects that it will become increasingly dependent on a limited number of customers for a substantial portion of its revenues. During 1994 and the quarter ended March 31, 1995, approximately 58% and 62%, respectively, of the Company's net revenues were derived from sales to its top ten customers. Sales to Sony for its Playstation game console are expected to account for slightly in excess of 10% of the Company's revenues during the first half of 1995. Loss of new product design wins or cancellation of business from any of these major customers, significant changes in scheduled deliveries to any of these customers or decreases in the prices of products sold to any of these customers could materially adversely affect the Company's results of operations.

     INTELLECTUAL PROPERTY AND TEXAS INSTRUMENTS LITIGATION. Although the Company believes that the protection afforded by its patents, patent applications and trademarks has value, the rapidly changing technology in the semiconductor industry makes the Company's future success dependent primarily upon the technical competence and creative skills of its personnel rather than on patent and trademark protection. As is typical in the semiconductor industry, the Company has from time to time received, and may in the future receive, communications from other parties asserting patent rights, mask work rights, copyrights or trademark rights that such other parties allege cover certain of the Company's products, processes, technologies or information. Several such assertions relating to patents are in various stages of evaluation. The Company is considering whether to seek licenses with respect to certain of these claims. As described below, litigation has arisen with respect to one of these assertions. Based on industry practice, the Company believes that licenses or other rights, if necessary, could be obtained on commercially reasonable terms for such existing or future claims. Nevertheless, no assurance can be given that licenses can be obtained, or if obtained will be on acceptable terms or that litigation or other administrative proceedings will not occur. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or litigation arising out of such other parties assertions, both existing and future, could have a material adverse effect on the Company's future operating results.

     The Company is one of three defendants in a patent infringement suit brought by Texas Instruments ("TI"). This suit resulted in a May 1995 jury verdict against the Company holding the patents valid and finding wilful infringement. Damages against the Company were set by the jury at $14.6 million, for which the Company has adequate reserves. Because both of the patents involved in the litigation have expired, the verdict will have no effect upon the manufacture or sale of the Company's present or future products. The Company has filed various post-trial motions which, if granted, could reduce the jury award or set aside the jury verdict entirely. TI has requested treble damages, pre-judgment interest in the amount of $7.5 million from the Company and attorneys' fees that total $3.8 million from all parties. The Company believes that the jury verdict was in error and intends to appeal. The Company continues to believe that the final outcome of this matter will not have a material adverse effect on the Company's consolidated financial position or results of operations. No assurance can be given, however, that this matter will be resolved without the payment of damages and other costs or that damages will not be increased to an amount in excess of the Company's reserves, thereby having an adverse effect on the Company.

     CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY. The semiconductor industry is characterized by rapid technological change, rapid product obsolescence and price erosion. The semiconductor industry historically has been characterized by wide fluctuations in product supply and demand. From time to time the industry also has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (of both the semiconductor companies and their customers) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity and subsequent accelerated erosion of average selling prices, and in some cases, have lasted for more than a year. For example, the Company believes that its operating results were adversely affected by an industry-wide downturn in the demand for semiconductors beginning in 1990, culminating in the Company's 1992 restructuring charge and reorganization of its operations. Currently, the semiconductor industry in general, including the Company, is experiencing a period of increased demand. There is no assurance that these conditions will continue. The Company may experience substantial period-to-period fluctuations in future operating results due to general industry conditions, events occurring in the worldwide economy or a significant industry-wide downturn.

                                  THE COMPANY

     LSI Logic Corporation (the "Company") is a leader in the design, development, manufacture and marketing of high performance application-specific integrated circuits ("ASICs"). The Company uses advanced process technology and computer-aided design methodology to design and develop highly complex ASICs and other integrated circuits. The Company's sub-micron process technologies combined with its product libraries, including CoreWare libraries, provide the Company with the ability to integrate system level solutions on a single chip.

     The Company has increasingly directed its marketing and selling efforts toward selected customers in high growth end markets that are characterized by increasingly shortened product cycles and ongoing changes in technological standards and performance requirements. As a result, customers in these markets tend to benefit from the flexibility of customized ASIC design methodology to help differentiate their products while still complying with existing and emerging global industry standards such as Ethernet and ATM (Asynchronous Transfer Mode) in the networking market, PCI bus interface in the personal computer market and MPEG2 (Motion Picture Experts Group) for video compression applications in the digital video market.

     The Company focuses its product marketing strategy primarily on original equipment manufacturers in the electronic data processing, telecommunications and certain office automation industries and, within these industries, emphasizes digital video, networking, desktop and personal computing and wireless communication applications. The Company increasingly directs its marketing and selling efforts towards a limited number of customers that are acknowledged industry leaders in these markets. The Company's customers include Alcatel NV, AT&T, Cisco Systems, Inc., Compaq Computer Corporation, Digital Equipment Corporation, Hewlett-Packard Company, International Business Machines Corporation, Intel Corporation, Matsushita Electric Industrial Co., Ltd., Newbridge Networks Corporation, Siemens AG, Silicon Graphics, Inc., Sony Corporation and Sun Microsystems, Inc.

     The Company's CoreWare product library approach and its sub-micron process technologies permit system-level integration of functional cores or elements including microprocessor "engines," logic blocks (including industry-standard functions, protocols and interfaces), memory and customer-specific proprietary logic functions on a single piece of silicon. Examples of these elements include the MIPS microprocessor core family and cores implementing Ethernet, MPEG, JPEG and ATM standards. This methodology enables customers to improve the performance, reliability and further differentiate their products while shortening product development cycles, lowering development costs and optimizing the customer's application.

     The Company's proprietary computer-aided design tools are highly integrated with the Company's manufacturing process requirements, thereby providing high predictability that a product's physical performance will mirror the computer simulation of the chip and affording high predictability of performance of products developed using the Company's design methodology. The Company's sophisticated design tools, advanced process technology and sub-micron manufacturing capability are intended to provide customers with highly integrated solutions that work right the first time.

     The Company provides customers with a comprehensive approach and a continuum of solutions for the design and manufacture of leading-edge ASICs. This allows customers substantial flexibility in how they proceed with an ASIC design project. A customer may establish product specifications for implementation into a particular chip design by the customer's engineers, by the Company's engineers on a "turn-key" basis or through a collaborative effort. The Company's design environment includes expanded interface capabilities to certain third-party EDA software design tools from companies such as Cadence Design Systems, Inc., Mentor Graphics Corporation and Synopsys, Inc.

     The Company has developed and uses advanced manufacturing process technologies, including 0.6-micron and 0.5-micron CMOS processes, for its advanced product offerings. As process technology becomes more sophisticated, allowing greater density and increased functionality on a single chip, the system-on-a-chip is becoming the foundation of the Company's approach to the marketplace.

     The Company believes that owning its wafer manufacturing facilities not only provides better access to capacity but also improves quality, cost-effectiveness, responsiveness to customers, ability to implement leading-edge process technology and time-to-market as compared to companies that do not own their own wafer fabrication facilities. The Company's manufacturing operations are located in the United States, Japan and Hong Kong. The Company performs substantially all of its packaging, assembly and final test operations through third-party subcontractors in various locations. During 1994, the Company's United States production operations received ISO-9002 certification, an important international measure for quality.

     The Company markets its products and services on a worldwide basis through its direct sales, marketing and field technical staff of approximately 750 employees (including its majority-owned subsidiaries in Europe, Canada and Japan) and through independent sales representatives and distributors. The Company operates over 25 design centers around the world to assist customers in product design activities. The Company's network of design centers allows the Company to provide its customers with highly experienced engineers to interact with its customers' engineering management and system architects to develop designs for new products and to provide continuing after-sale customer support.

     The Company was incorporated in California on November 6, 1980 and reincorporated in Delaware on June 11, 1987. Its principal offices are located at 1551 McCarthy Boulevard, Milpitas, California 95035, and its telephone number at that location is (408) 433-8000. Except where otherwise indicated, references to the "Company" means LSI Logic Corporation and its subsidiaries.

                                USE OF PROCEEDS

     The net proceeds from the sale of Common Stock offered hereby are estimated to be $193,500,000 ($222,570,000 if the Underwriters' over-allotment option is exercised in full) assuming a public offering price of $40.375 per share and after deducting the estimated underwriters' discounts and commissions and expenses payable by the Company in connection with the offering. The Company intends to use such net proceeds primarily for capital expenditures, principally to purchase equipment for its existing manufacturing facilities and to commence construction of a new 8-inch wafer fabrication facility in the United States, and for general corporate purposes. During 1995, the Company expects to make net capital expenditures of approximately $200 to $250 million, approximately one-half of which has been spent to date. In addition, the Company, from time to time, may consider acquisitions of, or investments in, complementary businesses, assets or technologies. At the present time, however, the Company has no agreements or understandings, nor are there any negotiations pending, with respect to any material acquisitions. The Company believes that the net proceeds from the sale of the Common Stock in this offering, together with existing cash balances, cash flow from operations and available equipment lease financing, will be sufficient to meet the Company's liquidity and capital requirements for the next 12 months. The Company believes that success in its industry requires substantial financial strength and flexibility. Accordingly, the Company may seek additional equity or debt financing to fund the completion of its planned 8-inch wafer fabrication facility, further expansion of its existing fabrication capacity or for other purposes. Pending such uses, the Company will invest the net proceeds in short- or medium-term income producing investments.

                                DIVIDEND POLICY

     The Company has paid no cash dividends on its Common Stock since its incorporation and anticipates that for the foreseeable future it will continue to retain any earnings for use in its business.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the NYSE under the symbol LSI. The following table sets forth, for the periods indicated, high and low sale prices for the Common Stock on the NYSE.

                                                                      HIGH        LOW
                                                                      ---         ---
        FISCAL 1993
          First Quarter.............................................  $ 7 1/16     $ 5 1/8
          Second Quarter............................................    7 3/4        5 1/4
          Third Quarter.............................................    9 5/8        7 1/8
          Fourth Quarter............................................    8 9/16       6 1/2
        FISCAL 1994
          First Quarter.............................................   11 1/2        7 3/4
          Second Quarter............................................   13 3/16       8 3/8
          Third Quarter.............................................   17 7/8        1 1/16
          Fourth Quarter............................................   22 11/16      1 7/16
        FISCAL 1995
          First Quarter.............................................   29 3/16      18 1/4
          Second Quarter (through June 26, 1995)....................   42 5/8       25 1/2

     On June 26, 1995, the last reported sale price of the Common Stock on the NYSE was $40.375 per share.

                                 CAPITALIZATION

     The following table sets forth the consolidated short-term debt and capitalization of the Company at March 31, 1995 and as adjusted to give effect to the issuance and sale by the Company of the 5,000,000 shares of Common Stock offered hereby assuming a public offering price of $40.375 per share, and the application of the estimated net proceeds therefrom. The financial data in the following table should be read in conjunction with the Company's audited consolidated financial statements (and notes thereto) at December 31, 1994 and the Company's unaudited consolidated condensed quarterly financial statements (and notes thereto) at March 31, 1995, incorporated herein by reference.

                                                                      AS OF MARCH 31, 1995
                                                                --------------------------------
                                                                  ACTUAL             AS ADJUSTED
                                                                ----------           -----------
                                                                  (IN THOUSANDS, EXCEPT SHARE
                                                                AMOUNTS)
Current portion of long-term debt, capital lease obligations
  and short-term borrowings(1)................................  $   44,013           $    44,013
                                                                 =========             =========
Long-term debt, capital lease obligations and other
  long-term liabilities, less current portion(1)..............  $  295,806           $   295,806
                                                                ----------           -----------
Minority interest in subsidiaries.............................      29,009                29,009
                                                                ----------           -----------
Stockholders' equity(2):
  Preferred Stock, $.01 par value, 2,000,000 shares
     authorized, none outstanding.............................          --                    --
  Common Stock, $.01 par value, 250,000,000 shares authorized,
     121,406,212 shares issued and outstanding, 126,406,212
     shares
     issued and outstanding as adjusted.......................         607                   657
  Additional paid-in capital..................................     565,437               758,887
  Retained earnings...........................................     112,329               112,329
  Cumulative translation adjustment...........................     112,487               112,487
                                                                ----------           -----------
     Total stockholders' equity...............................     790,860               984,360
                                                                ----------           -----------
          Total capitalization................................  $1,115,675           $ 1,309,175
                                                                 =========             =========

- ---------------

(1) For additional information regarding short-term debt, long-term debt and stockholders' equity, see Notes 6 and 7 of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 1995. See "Incorporation of Certain Documents by Reference."

(2) Excludes, as of March 31, 1995, (i) 7,841,692 shares reserved for issuance upon exercise of outstanding options granted under the Company's 1991 Equity Incentive Plan and 174,536 shares which remain available for future grant under such plan, (ii) 1,492,649 shares reserved for issuance upon exercise of outstanding options under the Company's 1982 Incentive Stock Option Plan,
    (iii) approximately 997,878 shares reserved for issuance under the Company's Employee Stock Purchase Plan and (iv) 180,000 shares reserved for issuance upon exercise of outstanding options granted under the 1986 Directors' Stock Option Plan and 67,500 shares which remain available for future grant under such plan. Also excludes 11,734,700 shares of Common Stock reserved for issuance upon conversion of the Company's 5 1/2% Convertible Subordinated Notes due 2001, which Notes are convertible at any time at a rate of one share of Common Stock per $12.25 principal amount of Notes converted, subject to adjustment in certain circumstances. Excludes 100,000 shares of Preferred Stock reserved for issuance in certain circumstances in connection with the Company's Preferred Shares Rights Agreement dated as of November 16, 1988.

                            -----------------------------

     During the second quarter of 1995, the Company, through its Japanese subsidiary, entered into a 15 billion yen (approximately $179 million) operating lease line, approximately 6.2 billion yen (approximately $74 million) of which will have been drawn down by June 30, 1995. This lease line will be used to lease equipment for the Company's Japanese manufacturing facility.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1994 have been derived from the consolidated financial statements of the Company, which have been audited by Price Waterhouse LLP, independent accountants. The selected consolidated financial data presented below at March 31, 1995 and for the quarter then ended and for each of the four fiscal quarters of 1993 and of 1994 have been derived from unaudited consolidated financial statements of the Company. In the opinion of the Company's management, the unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to fairly state the information set forth therein. Such data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                                                                            THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                          MARCH 31,
                                                -------------------------------------------------------   -----------------------
                                                  1990       1991       1992        1993        1994         1994         1995
                                                --------   --------   ---------   --------   ----------   ----------   ----------
                                                                                                                (UNAUDITED)
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
Revenues......................................  $655,491   $697,838   $ 617,468   $718,812   $  901,830   $  193,812   $  280,158
                                                --------   --------   ---------   --------   ----------   ----------   ----------
Costs and expenses:
  Cost of revenues............................   443,759    457,692     408,318    438,523      520,150      115,387      153,399
  Research and development....................    60,196     80,802      78,825     78,995       98,978       23,141       24,378
  Selling, general and administrative.........   117,318    136,811     129,254    117,452      124,936       29,457       39,335
  Restructuring of operations.................    44,000      5,626     101,785         --           --           --           --
                                                --------   --------   ---------   --------   ----------   ----------   ----------
    Total costs and expenses..................   665,273    680,931     718,182    634,970      744,064      167,985      217,112
                                                --------   --------   ---------   --------   ----------   ----------   ----------
Income (loss) from operations.................    (9,782)    16,907    (100,714)    83,842      157,766       25,827       63,046
Interest expense..............................   (21,256)   (19,371)    (11,567)    (9,621)     (18,455)      (3,788)      (4,183)
Interest income and other.....................    12,517     14,722      12,413      6,500       16,858        4,798        5,481
                                                --------   --------   ---------   --------   ----------   ----------   ----------
Income (loss) before income taxes, minority
  interest and extraordinary credit...........   (18,521)    12,258     (99,868)    80,721      156,169       26,837       64,344
Provision for income taxes....................    11,685      6,129       8,521     24,221       43,679        7,514       18,016
                                                --------   --------   ---------   --------   ----------   ----------   ----------
Income (loss) before minority interest and
  extraordinary credit........................   (30,206)     6,129    (108,389)    56,500      112,490       19,323       46,328
Minority interest in net income (loss) of
  subsidiaries................................     1,065     (2,212)      1,819      2,750        3,747          (32)       1,068
                                                --------   --------   ---------   --------   ----------   ----------   ----------
Income (loss) before extraordinary credit.....   (31,271)     8,341    (110,208)    53,750      108,743       19,355       45,260
Extraordinary credit resulting from the
  retirement of debt..........................       955         --          --         --           --           --           --
                                                --------   --------   ---------   --------   ----------   ----------   ----------
Net income (loss).............................  $(30,316)  $  8,341   $(110,208)  $ 53,750   $  108,743   $   19,355   $   45,260
                                                ========   ========   =========   ========    =========    =========    =========
Primary income (loss) per share:
  Net income (loss) before extraordinary
    credit....................................  $  (0.37)  $   0.10   $   (1.24)  $   0.55   $     0.99   $     0.19   $     0.37
  Extraordinary credit........................      0.01         --          --         --           --           --           --
                                                --------   --------   ---------   --------   ----------   ----------   ----------
  Net income (loss) per share.................  $  (0.36)  $   0.10   $   (1.24)  $   0.55   $     0.99   $     0.19   $     0.37
                                                ========   ========   =========   ========    =========    =========    =========
  Fully diluted net income per share..........         *          *           *   $   0.52   $     0.93   $     0.18   $     0.35
                                                                                  ========    =========    =========    =========
Common shares and common share equivalents
  used in computing per share amounts:
  Primary.....................................    84,126     86,752      88,956     99,062      109,906      103,262      120,770
                                                ========   ========   =========   ========    =========    =========    =========
  Fully diluted...............................         *          *           *    109,626      125,428      115,164      132,640
                                                                                  ========    =========    =========    =========

                                                                              AS OF DECEMBER 31,
                                                           ---------------------------------------------------------   MARCH 31,
                                                             1990       1991        1992        1993         1994         1995
                                                           --------   ---------   --------   ----------   ----------   ----------
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA(2):
Working capital...............................             $231,248   $ 225,193   $133,640   $  230,513   $  422,916   $  430,615
Total assets..................................              771,682     748,456    747,438      859,010    1,270,374    1,505,145
Long-term debt, capital lease obligations and
  other long-term liabilities.................              189,795     166,107    218,837      246,314      288,496      295,806
Stockholders' equity..........................              267,729     293,075    197,728      292,434      544,906      790,860

QUARTERLY FINANCIAL DATA(2):

                                                   1993                                        1994                        1995
                                 -----------------------------------------   -----------------------------------------   --------
                                  FIRST      SECOND     THIRD      FOURTH     FIRST      SECOND     THIRD      FOURTH     FIRST
                                 QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.......................  $168,928   $177,080   $183,761   $189,043   $193,812   $212,106   $240,218   $255,694   $280,158
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Costs and expenses:
  Cost of revenues.............   103,921    108,246    112,001    114,355    115,387    123,337    138,219    143,207    153,399
  Research and development.....    18,998     19,408     19,134     21,455     23,141     22,467     26,834     26,536     24,378
  Selling, general and
    administrative.............    29,205     29,007     29,910     29,330     29,457     31,102     30,645     33,732     39,335
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
    Total costs and expenses...   152,124    156,661    161,045    165,140    167,985    176,906    195,698    203,475    217,112
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Income from operations.........    16,804     20,419     22,716     23,903     25,827     35,200     44,520     52,219     63,046
Interest expense...............    (2,175)    (2,384)    (2,538)    (2,524)    (3,788)    (5,665)    (4,822)    (4,180)    (4,183)
Interest income and other......     1,697      2,512      1,818        473      4,798      4,127      3,263      4,670      5,481
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Income before income taxes and
  minority interest............    16,326     20,547     21,996     21,852     26,837     33,662     42,961     52,709     64,344
Provision for income taxes.....     4,901      6,164      6,599      6,557      7,514      9,425     12,028     14,712     18,016
Minority interest in net income
  (loss) of subsidiaries.......       814      1,313      1,022       (399)       (32)       799      1,465      1,515      1,068
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Net income.....................  $ 10,611   $ 13,070   $ 14,375   $ 15,694   $ 19,355   $ 23,438   $ 29,468   $ 36,482   $ 45,260
                                 ========   ========   ========   ========   ========   ========   ========   ========   ========
Primary net income per share...  $   0.11   $   0.14   $   0.15   $   0.16   $   0.19   $   0.22   $   0.26   $   0.31   $   0.37
                                 ========   ========   ========   ========   ========   ========   ========   ========   ========
Fully diluted net income per
  share........................         *          *          *   $   0.15   $   0.18   $   0.21   $   0.25   $   0.30   $   0.35
                                                                  ========   ========   ========   ========   ========   ========
Common shares and common share
  equivalents used in computing
  per share amounts
  Primary......................    94,904     97,748    100,498    101,872    103,262    106,224    112,788    117,702    120,770
                                 ========   ========   ========   ========   ========   ========   ========   ========   ========
  Fully diluted................         *          *          *    112,084    115,164    128,102    127,876    129,436    132,640
                                                                  ========   ========   ========   ========   ========   ========

- ---------------

  * Fully diluted amount disclosures are not required because they are substantially the same as primary amounts disclosed for these periods.

(1) The Company's fiscal year ends on the Sunday closest to December 31. For presentation purposes, the consolidated financial statements refer to December 31 as year end. Fiscal 1993 was a 53-week year, whereas, 1994, 1992 and 1990 were 52-week years. The fourth quarter of 1993 was a 14-week quarter, whereas the first, second and third quarters were 13-week quarters. The additional week in the fourth quarter of 1993 did not have a material impact on the Company's results of operations.

(2) Certain reclassifications have been made to the 1992 and 1993 consolidated financial statements to conform to the 1994 presentation. Such reclassifications had no effect on results of operations or stockholders' equity.

                            ------------------------

     As of March 31, 1995, the Company had remaining restructuring reserves of approximately $14.6 million relating to the phase down of its Fremont development facility and the phase out of its Milpitas manufacturing facility. During the second quarter, the Company determined to continue to operate its Milpitas facility and completed the phase down of the Fremont facility and, as a result, expects to significantly reduce such reserves during the quarter ending June 30, 1995. The Company also expects, however, that such reduction in reserves will be substantially offset by increases in its restructuring reserves for other corporate matters, including the $14.6 million jury verdict against the Company during the quarter ending June 30, 1995 in the Texas Instruments litigation. See "Risk Factors -- Intellectual Property and Texas Instruments Litigation." Accordingly, the Company does not expect that these events will have a material effect on its net income for the quarter ending June 30, 1995.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                                                            NUMBER OF
                                       NAME                                  SHARES
        ------------------------------------------------------------------  ---------
        Lehman Brothers Inc. .............................................
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated.........................................
        Montgomery Securities.............................................
        Prudential Securities Incorporated................................
                                                                            ---------
                  Total...................................................  5,000,000
                                                                             ========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

     The Company has been advised that the Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such public offering price less a
concession not in excess of $     per share. The Underwriters may allow and the
selected dealers may reallow a concession not in excess of $     per share to
certain other brokers and dealers. After the public offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

     The Company has granted to the Underwriters an option to purchase up to an additional 750,000 shares of Common Stock at the public offering price, less the aggregate underwriting discounts and commissions, shown on the cover page of this Prospectus, solely to cover over-allotments, if any. The option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has agreed that without the written consent of the Underwriters, it will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities, convertible or exchangeable therefor, for a period of 90 days from the date of this Prospectus, subject to limited exceptions.

     The Company's directors and executive officers, who collectively held as of March 14, 1995 an aggregate of 7,867,360 shares of Common Stock and options to purchase Common Stock, have agreed that without the consent of the Underwriters they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable therefor for a period of 30 days from the date of this Prospectus.

     From time to time, certain of the Underwriters or their affiliates have provided, and may continue to provide, investment banking services to the Company.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation ("WSGR"), Palo Alto, California, and for the Underwriters by Brobeck, Phleger & Harrison, Palo Alto, California. Larry W. Sonsini, a member of WSGR, is an Assistant Secretary of the Company.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

- ------------------------------------------------------
- ------------------------------------------------------

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         -----
Available Information...................     2

Information Incorporated by Reference...     2

Prospectus Summary......................     3

Risk Factors............................     4

The Company.............................     7

Use of Proceeds.........................     9

Dividend Policy.........................     9

Price Range of Common Stock.............     9

Capitalization..........................    10

Selected Consolidated Financial Data....    11

Underwriting............................    13

Legal Matters...........................    14

Experts.................................    14

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                                5,000,000 SHARES

                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                                 July   , 1995

                          ---------------------------
                                LEHMAN BROTHERS

                              MERRILL LYNCH & CO.

                             MONTGOMERY SECURITIES

                       PRUDENTIAL SECURITIES INCORPORATED

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various costs and expenses payable by the Company, other than underwriting discounts and commissions, of the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee, the NYSE listing fee and the NASD filing fee.

        SEC Registration Fee..............................................  $ 81,542
        NASD Filing Fee...................................................    24,147
        NYSE Listing Fee..................................................     1,500
        Blue Sky Fees and Expenses........................................    10,000
        Legal Fees and Expenses...........................................    80,000
        Accounting Fees and Expenses......................................    45,000
        Printing..........................................................    45,000
        Transfer Agent and Registrar Fees.................................     5,000
        Miscellaneous.....................................................     7,811
                                                                            --------
          Total...........................................................  $300,000
                                                                            ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company has the power, pursuant to Section 145 of the Delaware General Corporation Law, to limit the liability of directors to the Company for certain breaches of fiduciary duty and to indemnify its directors, officers and other persons for certain acts. Article 11 of the Company's Restated Certificate of Incorporation includes the following provision:

          "To the fullest extent permitted by the Delaware General Corporation Law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this
     Article 11, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article 11, shall eliminate or reduce the effect of this Article 11 in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article 11, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision."

     Article VI of the Bylaws of the Company provides that the Company shall indemnify certain agents of the Company against judgments, fines, settlements and other expenses arising from such person's agency relationship with the Company provided that the standard of conduct set forth therein is met. The effect of Article VI is to require that the Company provide indemnification to such agents to the maximum extent permitted by the Delaware General Corporation Law. Agents covered by this indemnification provision include current and former directors and officers of the Company, as well as persons who serve at the request of the Company as directors, officers, employees or agents of another enterprise.

     In addition, the Company has entered into indemnification agreements with each of its directors and certain of its officers. The indemnification agreements are based on the provisions of Section 145 of the Delaware General Corporation Law and attempt to provide the directors and officers of the Company with the maximum indemnification allowed under Delaware law. In certain instances, they may result in an expansion of the substantive protection available to such individuals under the Restated Certificate of Incorporation and the Bylaws.

     The Company currently maintains directors' and officers' liability insurance.

     Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 16. EXHIBITS

        EXHIBIT
        NUMBER                                    DESCRIPTION
        ------     --------------------------------------------------------------------------
          1.1      Form of Underwriting Agreement between Registrant and Lehman Brothers,
                   Merrill Lynch, Pierce, Fenner & Smith Incorporated, Montgomery Securities
                   and Prudential Securities Incorporated.
          4.1      Preferred Shares Rights Agreement dated November 16, 1988.(1)
          5.1      Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation,
                   regarding legality of securities being registered.
         23.1      Consent of Price Waterhouse LLP (see page II-4).
         23.2      Consent of Counsel (included in Exhibit 5.1).
         24.1      Power of Attorney (see page II-3)
         27.1      Financial Data Schedule

- ---------------

(1) Incorporated by reference to exhibits filed with the Registrant's Form 8-A filed on November 21, 1988.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions of the Company's Certificate of Incorporation and Bylaws, Delaware Corporation Law, the Underwriting Agreement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, LSI Logic Corporation, a corporation organized and existing under the law of the State of Delaware, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on the 26th day of June, 1995.

                                          LSI Logic Corporation

                                          By:         WILFRED J. CORRIGAN

                                            ------------------------------------
                                                    Wilfred J. Corrigan,
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wilfred J. Corrigan and David E. Sanders, jointly and severally, his attorneys-in-fact, each with power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

              SIGNATURE                                  TITLE                         DATE
- -------------------------------------   ---------------------------------------   ---------------

         WILFRED J. CORRIGAN             Chairman and Chief Executive Officer     June 26, 1995
- -------------------------------------        (Principal Executive Officer)
         Wilfred J. Corrigan

         ALBERT A. PIMENTEL               Senior Vice President, Finance and      June 26, 1995
- -------------------------------------     Chief Financial Officer (Principal
         Albert A. Pimentel                 Financial Officer and Principal
                                                  Accounting Officer)

              T.Z. CHU                                Director                    June 26, 1995
- -------------------------------------
              T.Z. Chu

          MALCOLM R. CURRIE                           Director                    June 26, 1995
- -------------------------------------
          Malcolm R. Currie

           JAMES H. KEYES                             Director                    June 26, 1995
- -------------------------------------
           James H. Keyes

          R. DOUGLAS NORBY                            Director                    June 26, 1995
- -------------------------------------
          R. Douglas Norby

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated January 26, 1995 appearing on page 21 of LSI Logic Corporation's Annual Report on Form 10-K for the year ended December 31, 1994. We also consent to the references to us under the headings "Experts" and "Selected Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Financial Data."

PRICE WATERHOUSE LLP

San Jose, California
June 26, 1995

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                     EXHIBITS
- -------
   1.1      Form of Underwriting Agreement between Registrant and Lehman Brothers,
            Merrill Lynch, Pierce, Fenner & Smith Incorporated, Montgomery
            Securities and Prudential Securities Incorporated
   4.1      Preferred Shares Rights Agreement dated November 16, 1988.(1)
   5.1      Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional
            Corporation, regarding legality of securities being registered
  23.1      Consent of Price Waterhouse LLP (see page II-4)
  23.2      Consent of Counsel (included in Exhibit 5.1)
  24.1      Power of Attorney (see page II-3)


- ---------------

(1) Incorporated by reference to exhibits filed with the Registrant's Form 8-A filed on November 21, 1988.